Exhibit 13

These charts generally show how investments help fund game development and how sales receipts will be shared.



HOW INVESTING WORKS

① Investors invest in Fig securities related to the game Phoenix Point.

② Fig provides a development amount (Fig Funds) to the Developer.

③ Provided the game is successfully developed and published, the Developer will pay Fig a revenue share on sales receipts received by the Developer.

Fig's revenue share is 50% of sales receipts before 1.36x the Fig Funds is returned; after that, Fig's revenue share is 25% of sales receipts until (i) a total of 3x the Fig Funds is returned or (ii) 3 years after commercial launch of the game, whichever occurs first.

④ Fig then pays out 85% of these revenues to shareholders of Fig securities related to Phoenix Point.

MORE INFORMATION

We will notify those who have reserved shares by email if and when the offering for

MORE INFORMATION

We will notify those who have reserved shares by email if and when the offering for these securities launches after a possible Securities and Exchange Commission (SEC) qualification process. At that time, an offering circular or memorandum that describes these securities will be made available to you, and you will have the option to complete your reservation and invest. We may request additional documentation from you prior to completing your investment in order to comply with various banking and securities regulations, such as from your country of residence. More information about Fig can be found in its SEC filings online at www.sec.gov.

Fig's SEC Filings

BECOME AN INVESTOR

Everyone can share in the potential success of the campaign by becoming an investor. Get started now to review the Investment Materials and Reserve your Shares.


GET STARTED

or View the Reward Bundles

GET RETURNS FROM PHOENIX POINT

Developed by Snapshot Games

PLATFORMS: 🖥 △ 🍎 🎮 ⊞
VIEW THE CAMPAIGN

You may currently reserve an investment in a security of Fig Publishing, Inc. that will generate returns based on the revenues received by Fig Publishing for the sales of **Phoenix Point**, if and when the game is developed and commercially released (anticipated Q4 2018). Fig Publishing will be supporting the development and publishing of the game being developed by Snapshot Games.

This offering may or may not be available to non-accredited investors depending on how much demand we receive, and certain other factors. If we receive sufficient interest for this security, we will file with the Securities and Exchange Commission (SEC) to make this investment open to both accredited and non-accredited investors!

We will notify those who have reserved shares by email if and when the offering for this security launches after a possible SEC qualification process. At that time, an offering circular or memorandum that describes the security in more detail will be made available to you, and you will have the option to complete your reservation and invest. We may request additional documentation from you prior to completing your investment in order to comply with various banking and securities regulations, such as from your country of residence.

Security	Fig Security - Phoenix Point
Game	Phoenix Point
Price Per Share	$500
Maximum Amount of Offering	$500,000
Use of Proceeds	Fig's general working capital — we commit through the license agreement to provide the developer with a funding amount that correlates to the investment raised during the campaign
Revenue Sharing Terms	a. Fig will receive 50% of sales receipts until it receives 1.36x amount provided to the Developer; and thereafter b. Fig will receive 25% of sales receipts until (i) Fig receives 3.0x the amount provided to the Developer or (ii) 3 years after the commercial launch of the game, whichever occurs first.

ADDITIONAL INFORMATION

REVENUE SHARING CALCULATIONS

This graph shows the estimated lifetime distributions for every $500 Phoenix Point security, at various levels of Phoenix Point game sales* at a minimum dividend rate of 85%. The lifetime distributions will vary depending on the level of investment raised because Fig's revenue share might be divided among a fewer number of securities.



Potential Cumulative Dividends @ 85% Dividend Rate
Fig Game Shares - Phoenix Point
fig
Chart assumes:
• $34.99 Full Price Sales
• $500,000 Total Investment
• 85% Dividend Rate
• 30% Distribution Fees (Steam, Consoles, etc.)
85% dividend payments
Breakeven
Investor Breakeven (~ 48,033 units)
ANTICIPATED DISTRIBUTIONS PER $500 INVESTED
UNIT SALES OF GAME

Comparison Games

Title	PC Owners*	Price	Release Date
XCOM 2	1,397,631	$59.99	Feb-16
Wasteland 2	659,221	$39.99	Sep-14
Xenonauts	221,637	$24.99	Jun-14

*source: Steamspy 4/17

* This graph above presents forward-looking statements that are subject to unknown risks and uncertainties. If any assumptions behind these estimates prove to be incorrect, or if any costs not accounted for prove to be material, then the point at which an investor would break even, and other points on this graph, could be substantially higher than estimated. Be cautious and do not to place undue emphasis on forward-looking statements in making your investment decisions. The number of PC owners of comparison games, sourced from Steamspy and Fig estimates, is presented solely to help indicate how many units of the current game might be sold. However, the number of PC owners may not be a reliable indicator of the number of sales made, the comparability of games is based on our judgment and may not be reliable, and none of these data evidence the financial performance of the comparison games. As a result, past sales of other games may not be relevant to an assessment of the current game, and past performance is not a reliable indicator of future performance.

GAMES DEVELOPERS INVEST ABOUT BLOG

PHOENIX POINT

by Snapshot Games

Share

SUPPORTED PLATFORMS

$587,079

OF $500,000 GOAL

117%

OF GOAL

7,948 BACKERS

28 DAYS 6 HOURS LEFT

Remind me

INVEST

PLEDGE

Your pledge will only be collected if this campaign reaches its goal on Jun 7, 2017 6pm

"Phoenix Point Is The Fusion Of XCOM And Fallout We All Want"

LOGAN BOOKER
Kotaku

ABOUT GAME INFO UPDATES (9) FAQ COMMENTS (769)

FLAMETHROWERS

Flamethrower weapon designs - a new story - a new interview

READ MORE

$10

SUPPORTER

REWARD!



Latest News

We are pleased to announce our first two stretch goals:

---

27 BACKERS

Show your support for Phoenix Point - and get a copy of 'Chaos Reborn' plus Phoenix Point desktop wallpapers.

REWARDS

- Desktop wallpapers
- Chaos Reborn Steam key

Estimated Delivery: Q2 2017

REWARD!

$30

DIGITAL DOWNLOAD EDITION

2,017 BACKERS

Digital downloadable edition of Phoenix Point.

REWARDS

- Desktop wallpapers
- Chaos Reborn Steam key
- Phoenix Point game digital download
- Digital Game Manual

Estimated Delivery: Q4 2018

REWARD!

$40

DIGITAL EXTRAS EDITION

798 BACKERS

Digital edition of the game plus soundtrack, art book, your name in the credits and early access to game play from Q1 2018.

REWARDS

- Desktop wallpapers
- Chaos Reborn Steam key
- Phoenix Point game digital download
- Early Access

STRETCH GOALS

$500k INITIAL GOAL REACHED!

Next stretch goal

$650k DRIVABLE VEHICLES IN TACTICAL BATTLES

Deploy vehicles to tactical battles for carrying troops and providing heavy weapons support. They can also be used for retrieving equipment and materials in raid missions, and for safe evacuation of soldiers or civilians in danger. There will be multiple construction options and a variety of weapons turrets available.

$850k FLOATING PHOENIX BASE

A floating fortress which can travel by sea and conduct air operations inland from coastal areas. Such bases will be exposed to danger from seaborn mutants generating some tense defensive missions, but the additional strategic flexibility of such a base will greatly help in mid to late game. It will also allow the player to discover some of the most well hidden secrets of the alien agenda, deep inside the mist.

REWARD!

$50

LUXURY DIGITAL EDITION

- Digital soundtrack
- Digital art book, with names of all credited backers
- Your name in the credits as a bronze level backer
- Digital Game Manual

Estimated Delivery: Q4 2018

Introduction

Phoenix Point is the new strategy game from the creator of the original X-COM series. It features turn based tactics and world based strategy in a fight against a terrifying, alien menace.

 ## 2022 - The Pandoravirus Unleashed

An unusual virus discovered in melting permafrost excites the scientific community. It has a massive genome, and only 1% of its genes match anything in existing databases.

"What the hell is going on with the other genes?" asks researcher Jean-Michel Moreau. "This opens a Pandora's box. What kinds of discoveries are going to come from studying the contents?"

The seas transform in something totally alien. Then the mutagens began to invade the land via an airborne microbial mist.



 ## 2057 - Present Day

The human population has been decimated. Survivors gather in

1,480 BACKERS

Exclusive in-game content for Fig backers - customizable armor built from alien body parts and alien 'living' guns. Make your soldiers stand out from the crowd.

REWARDS

- Desktop wallpapers
- Chaos Reborn Steam key
- Phoenix Point game digital download
- Early Access
- Digital soundtrack
- Digital Game Manual
- Digital art book, with names of all credited backers
- Your name in the credits as a bronze level backer
- Alien chitin armor set - digital in-game items
- Alien 'living' gun set - digital in-game items

Estimated Delivery: Q4 2018

$95

+ SHIPPING

EARLY BIRD COLLECTORS EDITION

385 BACKERS
Limited! 385 of 1,000 claimed.

Early bird chance to get the high-quality and exclusive collector's edition box for Phoenix Point, containing manual, art book and key ring.

REWARDS

- Desktop wallpapers

isolated havens spread throughout the world. A few factions control most of the havens and resources, but they have radically contrasting ideologies and guard deep secrets.



The Phoenix Project

The Phoenix Project is a worldwide organisation designed to be activated when the world is in peril. You control one cell of the organisation, gathering some of the world's best scientists, engineers and soldiers. After your cell is activated, you realise that you have no contact with any other cells. You need to find out what happened to them.



- Chaos Reborn Steam key
- Phoenix Point game digital download
- Early Access
- Digital soundtrack
- Digital Game Manual
- Digital art book, with names of all credited backers
- Alien chitin armor set - digital in-game items
- Alien 'living' gun set - digital in-game items
- Your name in the credits as a silver level backer
- Collectors edition box with manual, art book and key ring

Estimated Delivery: Q4 2018
Ships to: Anywhere in the World

$105
+ SHIPPING

COLLECTORS EDITION

76 BACKERS

High-quality and exclusive collector's edition box for Phoenix Point, with manual, art book and key ring. Includes all previous digital rewards.

REWARDS

- Desktop wallpapers
- Chaos Reborn Steam key
- Phoenix Point game digital download
- Early Access
- Digital soundtrack
- Digital Game Manual
- Digital art book, with names of all credited backers
- Alien chitin armor set - digital in-game items
- Alien 'living' gun set - digital in-game items
- Your name in the credits as a silver level backer
- Collectors edition box with manual, art book and key ring

The Game

A mutating alien threat

The Pandoravirus can mutate living forms, and it can incorporate DNA from multiple species and clone them rapidly. You will face an alien threat that mutates and evolves new forms in response to your tactics. Our procedural generation system for the aliens can generate a huge variety of challenges and surprises for you on the battlefield.





Estimated Delivery: Q4 2018
Ships to: Anywhere in the World

$250
+ SHIPPING

SIGNED COLLECTORS EDITION

36 BACKERS
Limited! 36 of 500 claimed.

Exclusive collector's edition box, signed by key members of the team, for the collector who wants to own a piece of history - plus T-shirt and poster.

REWARDS

- Desktop wallpapers
- Chaos Reborn Steam key
- Phoenix Point game digital download
- Early Access
- Digital soundtrack
- Digital Game Manual
- Digital art book, with names of all credited backers
- Alien chitin armor set - digital in-game items
- Alien 'living' gun set - digital in-game items
- Phoenix Point T-shirt
- Phoenix Point large poster
- Your name in the credits as a gold level backer
- Signed collectors edition with manual, art book and key ring

Estimated Delivery: Q4 2018
Ships to: Anywhere in the World

$500
+ SHIPPING

Boss Battles

You will also face intense boss fights against large monsters. Monsters may have multiple abilities for attack, defence, generating mist and spawning larvae. You will need to use body-part targeting to progressively disable their abilities.



FIGURINE EDITION

7 BACKERS
Limited! 7 of 250 claimed.

A limited edition high quality alien figurine, exclusive to Fig backers, plus previous rewards.

REWARDS

- Desktop wallpapers
- Chaos Reborn Steam key
- Phoenix Point game digital download
- Early Access
- Digital soundtrack
- Digital Game Manual
- Digital art book, with names of all credited backers
- Alien chitin armor set - digital in-game items
- Alien 'living' gun set - digital in-game items
- Phoenix Point T-shirt
- Phoenix Point large poster
- Your name in the credits as a gold level backer
- Signed collectors edition with manual, art book and key ring
- Limited edition alien figurine

Estimated Delivery: Q4 2018
Ships to: Anywhere in the World

Turn based, squad based battles

Each mission will require you to deploy a squad of four or more soldiers, sometimes accompanied by aerial or ground based drones. Battles are turn based, with overwatch and return fire providing a great level of interaction. Soldiers have a willpower stat as well as



REWARD!

$1,500
+ SHIPPING

IMMORTALIZATION EDITION

11 BACKERS
Limited! 11 of 25 claimed.

Work with our team to create a haven leader (one of the key NPCs in the game). You can model him/her after yourself, or create something original.

REWARDS

endurance. Will points are used to spend on special abilities and strenuous physical or mental exertion.



Soldier development

Your soldiers gain experience through battles and training in specialised facilities. There are extensive skill trees for each class of soldier. Skill knowledge is developed from research and interaction with other human factions through trading, alliances or conflict.



Weapons and equipment

There is a large variety of weapons and equipment based on various

- Desktop wallpapers
- Chaos Reborn Steam key
- Phoenix Point game digital download
- Early Access
- Digital soundtrack
- Digital Game Manual
- Digital art book, with names of all credited backers
- Alien chitin armor set - digital in-game items
- Alien 'living' gun set - digital in-game items
- Phoenix Point T-shirt
- Phoenix Point large poster
- Your name in the credits as a gold level backer
- Signed collectors edition with manual, art book and key ring
- Limited edition alien figurine
- Name and design a haven leader

Estimated Delivery: Q4 2018
Ships to: Anywhere in the World

SOLD OUT!

$25

EARLY BIRD DIGITAL
EDITION

2,000 BACKERS
Limited! 2,000 of 2,000 claimed.

Digital downloadable edition of Phoenix Point.

REWARDS

- Desktop wallpapers
- Chaos Reborn Steam key
- Phoenix Point game digital download
- Digital Game Manual

Estimated Delivery: Q4 2018

INVEST!

REGISTER TO INVEST

technologies - some old, some new, and some quite alien. Each human faction has their own tech which you can acquire through trade or conflict. Through your own research you will be able to combine and develop unique technologies.



Shoulder launched guided missile system



Phoenix built armoured VTOL troop carrier

Procedural, destructible environments

The many different battle locations include havens with faction specific facilities and architecture, and scavenging sites, such as abandoned military bases and factories. Our mission system generates battle

Interested in investing in Fig and receiving shares that track Fig's right to revenue for Phoenix Point? Deal terms and other details available here.

Learn more about investing.

layouts based on the facilities and structures located at havens, phoenix bases and alien bases. Everything is potentially destructible.



≫ Geoscape

The geoscape gives you a strategic view of the world situation. From here you plan all your operations, construction, research and missions. Exploration is an important initial objective. You must attempt to make contact with havens, discover scavenging sites and locate special Phoenix Project sites. You can monitor the thick microbial mist rolling in from the sea which represents an increased threat of alien activity.



Missions

There are a great many types of missions and objectives, often based on interactions with the other human factions. Havens will frequently request assistance fighting off alien incursions, but sometimes you will be asked to intervene in a conflict between the human factions. You will get involved in kidnaps, rescues, assassinations, sabotage, infiltration, haven takeovers and base defence missions. You will need to find out what happened to the Phoenix organisation, which involves remote locations and some missions with an archaeological aspect. Then there are the assaults on alien bases and the giant alien land walkers.



Human Factions

The world of Phoenix Point is divided into several large factions dominated by charismatic leaders or powerful ideologies. They each harbour secrets which may provide clues for solving the problem of the alien menace.

Disciples of Anu

The Disciples of Anu worship an alien god and are ruled by an enigmatic high priest. Their communion ritual involves subjugating followers to alien mutation.



DISCIPLES OF ANU

NEW JERICHO

New Jericho is a militaristic order led by a veteran mercenary and former billionaire. They believe they can build a force to challenge the alien domination of the land.



SYNEDRION

Synedrion is a radical ecological group who believe that they can create a new and better civilization from the ruins of the old. They have the most advanced technology, but they guard it vigilantly.







SYNEDRION

Rewards

ALL REWARDS





Desktop Wallpapers
Digital download of the game at a rate exclusive to Fig backers
Early access to game play from October 2017
Original soundtrack digital download
Phoenix Point keyring
Digital download art book, with names of all credited backers
Name in the credits as a Bronze level backer
Name in the credits as a Silver level backer
Name in the credits as a Gold level backer
Special alien chitin armour set for your characters
Steam key for 'Chaos Reborn'
Alien living gun set - 3 gun types, exclusive to Fig
T-shirt
Poster
Printed and signed art book, with names of all credited backers
Collectors Edition - box, manual and art
Signed collectors edition
Alien figurine - limited edition, exclusive to Fig backers



































NAME AND DESIGN A HAVEN LEADER, TO A LIKENESS OF YOUR CHOOSING, AND WRITE THE BIO.

BOOK

Chitin Armour Set: An impressive and customizable set of armour pieces and helmets made from alien exoskeleton parts. An exclusive in-game reward for Fig backers only.

Alien gun Set: A set of 3 living alien guns. These are creatures genetically modified to operate as weapons. They shoot a variety of projectiles with different effects - acid, poison, digestive mist. An in-game digital reward exclusive to Fig backers.

T-shirt: A Phoenix point T-shirt available in all sizes.

Poster: A large poster of the Phoenix Point base with game logo.

Alien figurine: A high quality figurine of our most terrifying alien design.



Why Fig?

We have been working on Phoenix Point for a year, and we have a playable tactical battle system with great AI. We have started on the geoscape and large scale monsters. In order to realize our vision of a high quality, deep strategy game by the end of 2018 we need to expand our team. All the Fig funds will be used to build content and enhance the quality of the game.

Snapshot Games

Snapshot Games Inc. was established in 2013 by Julian Gollop, veteran designer of the original X-COM games, and David Kaye, the founder of Gaming Insiders. In 2014 we raised $210k on Kickstarter for our first project, Chaos Reborn, and we set up a studio in Sofia, Bulgaria, where Julian has been living for 11 years. Snapshot Games Sofia is a team of 9 talented developers with many years experience, including veterans for Ubisoft Sofia, Crytek Black Sea and other Bulgarian studios.



Collaborators

Composer John Broomhall composed the music for the original X-COM series, and he is going to work his magic for Phoenix Point.

Writer Jonas Kyratzes recently co-wrote Croteam's The Talos Principle and Road to Gehenna. He is currently working on Serious Sam 4.

Writer Allen Stroud has previously worked on Elite Dangerous world building and novelisation, and was the lead writer on Snapshot's Chaos Reborn.



Frequently Asked Questions

○ Will the game be on Steam?

○ Will the game be on gog.com?

○ Will the in-game digital items (chitin armor, living alien guns) be available in the future?

○ Will there be a disc in the physical version of the game?

○ What languages are going to be supported?

○

○ Will the game use time units or have a 2-action system?

○ Will there be a pod system?

○ Will there be multiplayer or co-op options?

○ Will buildings and terrain be fully destructible?

○ When you said 4+ squads, that means the starting lineup is 4?

○ Will psychology play a role as well, such as panic and fear?

○ Can I have a gog key for Chaos Reborn instead of a Steam key?

○ Will there be a cover system?

○ How do 'Will Points' work?

○ How will the Immortalization reward work?

○ When will you collect my address if I order a physical edition?

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Announcing Phoenix Point
From the creator of X-COM - Julian Gollop!



We've just posted a Backstage Pass page for Phoenix Point, a turn-based tactics and strategy game from the creator of the original X-COM series!

Phoenix Point is a spiritual successor to X-COM: UFO Defense in which players must manage an elite unit of scientists, engineers, and soldiers to fend off the alien Pandoravirus and deal with other human factions across the planet.

The human population has been decimated in the year 2057, the era when the game is set. Survivors gather in isolated havens spread throughout the world. A few factions control most of the havens and resources, but they have radically contrasting ideologies and guard deep secrets.

Have feedback on the campaign content or investment term? We'd like to hear from you! Please provide your feedback in the comments section of the campaign.

[Click Here to Check Out Phoenix Point](#)

Interested in how Fig works?

We've created a new video which walks you through the process from game funding to game release!


fig
GAME
SALES

Here's how investing at Fig works!

Wasteland 3 - Open for Investment!


WASTELAND 3
TIME TO CONQUER THE COLD

You can now invest in Wasteland 3 Game Shares, for opportunities to get returns on the game's sales performance when it releases! In case you missed it, Brian Fargo announced that Wasteland 3 will be his last game before retirement.

Slacker Backer online!

Missed the Campaign? You can still participate in a few reward bundles for the following games:


SLACKER BACKER AVAILABLE
Kingdoms and Castles
By Lion Shield


SLACKER BACKER AVAILABLE
Pillars of Eternity II: Dead..
By Obsidian Entertainment









SLACKER BACKER AVAILABLE
Make Sail
By Popcannibal

SLACKER BACKER AVAILABLE
Solo
By Team Gotham

SLACKER BACKER AVAILABLE
Little Bug
By Buddy System

SLACKER BACKER AVAILABLE
Solstice Chronicles: MIA
By Ironward

Stay Connected with Fig

Follow Fig on Twitter and Facebook and subscribe to our YouTube channel, so you can be sure to catch all the freshest most interesting content and updates as they roll out!



The information contained herein is not investment advice and does not constitute a recommendation to buy or sell any security or that any transaction is suitable for any specific purposes or any specific person and is provided for information purposes only. Each investor should always carefully consider investments in any security and be comfortable with his/her understanding of the investment, including through consultation with investment and tax professionals.

IMPORTANT MESSAGE: An offering statement relating to Fig Publishing, Inc.'s Fig Game Shares – Wasteland 3 has been filed with the U.S. Securities and Exchange Commission and has been qualified. Prior to any investment in Fig Game Shares – Wasteland 3, you should review a copy of the offering circular included in such offering statement by clicking on the following link: https://www.sec.gov/Archives/edgar/data/1658966/000121390017002522/f253g2031717_figpublishing.htm , or by requesting a copy by phone at 415-689-5605 or by writing to Fig at 599 Third St., Suite 211, San Francisco, CA 94107. No offer to sell any securities, and no solicitation of an offer to buy any securities, is being made in any

jurisdiction in which such offer, sale or solicitation would not be permitted by applicable law.

With regard to any information contained herein regarding a potential securities offering by Fig Publishing, Inc. pursuant to the Regulation A exemption from the registration requirements of the U.S. Securities Act, including opportunities to "reserve" shares as indications of interest in the potential offering, please note (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the offering statement for the potential offering is qualified by the U.S. Securities and Exchange Commission, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) any indication of interest is non-binding and involves no obligation or commitment of any kind. Future filings of Preliminary Offering Circulars, and other filings by the company, may also be obtained on the SEC's EDGAR website.

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Announcing Phoenix Point
From the creator of X-COM - Julian Gollop!

The creator of X-COM Julian Gollop and his team Snapshot Games have posted details for their new game Phoenix Point on Fig!



Phoenix Point is a spiritual successor to X-COM: UFO Defense in which players must manage an elite unit of scientists, engineers, and soldiers to fend off the alien Pandoravirus and deal with other human factions across the planet. The human population has been decimated in the year 2057. Survivors gather in isolated havens spread throughout the world. A few factions control most of the havens and resources, but they have radically contrasting ideologies and guard deep secrets.

Phoenix Point brings many advances to the genre - procedurally generated enemies that mutate in response to your tactics, epic boss battles, gargantuan landwalkers, a V.A.T.S.-style targeting, and more!

Click Here to Check Out Phoenix Point



Fig shared exclusive early access to Phoenix Point with a select group last week, driving contributions for over $85,000 before the campaign went live on the site. If you're interested in joining Fig's First Look Club make sure to select the extra at checkout.

Interested in how Fig works?

We've created a new video which walks you through the process from game funding to game release!



Here's how investing at Fig works!

Wasteland 3 - Open for Investment!



You can now [invest](#) in Wasteland 3 Game Shares, for opportunities to get returns on the game's sales performance when it releases! In case you missed it, Brian Fargo [announced that Wasteland 3 will be his last game before retirement](#).

Slacker Backer online!

Missed the Campaign? You can still participate in a few reward bundles for the following games:


SLACKER BACKER AVAILABLE
Kingdoms and Castles
By Lion Shield


SLACKER BACKER AVAILABLE
Pillars of Eternity II: Dead..
By Obsidian Entertainment


SLACKER BACKER AVAILABLE
Make Sail
By Popcannibal


SLACKER BACKER AVAILABLE
Solo
By Team Gotham


SLACKER BACKER AVAILABLE
Little Bug
By Buddy System


SLACKER BACKER AVAILABLE
Solstice Chronicles: MIA
By Ironward

Stay Connected with Fig

Follow Fig on Twitter and Facebook and subscribe to our YouTube channel, so you can be sure to catch all the freshest most interesting content and updates as they roll out!



The information contained herein is not investment advice and does not constitute a recommendation to buy or sell any security or that any transaction is suitable for any specific purposes or any specific person and is provided for information purposes only. Each investor should always carefully consider investments in any security and be comfortable with his/her understanding of the investment, including through consultation with investment and tax professionals.

IMPORTANT MESSAGE: An offering statement relating to Fig Publishing, Inc.'s Fig Game Shares – Wasteland 3 has been filed with the U.S. Securities and Exchange Commission and has been qualified. Prior to any investment in Fig Game Shares – Wasteland 3, you should review a copy of the offering circular included in such offering statement by clicking on the following link: https://www.sec.gov/Archives/edgar/data/1658966/000121390017002522/f253g2031717_figpublishing.htm , or by requesting a copy by phone at 415-689-5605 or by writing to Fig at 599 Third St., Suite 211, San Francisco, CA 94107. No offer to sell any securities, and no solicitation of an offer to buy any securities, is being made in any jurisdiction in which such offer, sale or solicitation would not be permitted by applicable law.

With regard to any information contained herein regarding a potential securities offering by Fig Publishing, Inc. pursuant to the Regulation A exemption from the registration requirements of the U.S. Securities Act, including opportunities to "reserve" shares as indications of interest in the potential offering, please note (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the offering statement for the potential offering is qualified by the U.S. Securities and Exchange Commission, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) any indication of interest is non-binding and involves no obligation or commitment of any kind. Future filings of Preliminary Offering Circulars, and other filings by the company, may also be obtained on the SEC's EDGAR website.

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Announcing Phoenix Point
From the creator of X-COM - Julian Gollop!

Remember this icon that you added to your cart a while back?



This add-on grants you access to Fig's First Look Club! This club gives you the opportunity to participate in exclusive reward tiers, and to place a priority reservation to invest in returns from this game - while the campaign is still in a private and confidential state. If we receive enough interest, we'll register the Fig Game Shares for this title with the SEC so that everyone can invest! And you'll have reserved your spot in this offering prior to the campaign going public.

We've just posted our first project to use Fig's First Look Club - Phoenix Point, a turn-based tactics and strategy game from the creator of the original X-COM series!



Phoenix Point is a spiritual successor to X-COM: UFO Defense in which players must manage an elite unit of scientists, engineers, and soldiers to fend off the alien Pandoravirus and deal with other human factions across the planet.

The human population has been decimated in the year 2057, the era when the game is set. Survivors gather in isolated havens spread throughout the world. A few factions control most of the havens and resources, but they have radically contrasting ideologies and guard deep secrets.

Have feedback on the campaign content or investment terms? We'd like to hear from you! Please provide your feedback in the comments section of the campaign.

Click Here to Check Out Phoenix Point

Interested in how Fig works?

We've created a new video which walks you through the process from game funding to game release!



Here's how investing at Fig works!

Wasteland 3 - Open for Investment!



You can now invest in Wasteland 3 Game Shares, for opportunities to get returns on the game's sales performance when it releases! In case you missed it, Brian Fargo announced that Wasteland 3 will be his last game before retirement.

Slacker Backer online!

Missed the Campaign? You can still participate in a few reward bundles for the following games:


SLACKER BACKER AVAILABLE
Kingdoms and Castles
By Lion Shield


SLACKER BACKER AVAILABLE
Pillars of Eternity II: Dead..
By Obsidian Entertainment


SLACKER BACKER AVAILABLE
Make Sail
By Popcannibal


SLACKER BACKER AVAILABLE
Solo
By Team Gotham


SLACKER BACKER AVAILABLE
Little Bug
By Buddy System


SLACKER BACKER AVAILABLE
Solstice Chronicles: MIA
By Ironward

Stay Connected with Fig

Follow Fig on Twitter and Facebook and subscribe to our YouTube channel, so you can be sure to catch all the freshest most interesting content and updates as they roll out!



The information contained herein is not investment advice and does not constitute a recommendation to buy or sell any security or that any transaction is suitable for any specific purposes or any specific person and is provided for information purposes only. Each investor should always carefully consider investments in any security and be comfortable with his/her understanding of the investment, including through consultation with investment and tax professionals.

IMPORTANT MESSAGE: An offering statement relating to Fig Publishing, Inc.'s Fig Game Shares – Wasteland 3 has been filed with the U.S. Securities and Exchange Commission and has been qualified. Prior to any investment in Fig Game Shares – Wasteland 3, you should review a copy of the offering circular included in such offering statement by clicking on the following link: https://www.sec.gov/Archives/edgar/data/1658966/000121390017002522/f253g2031717_figpublishing.htm , or by requesting a copy by phone at 415-689-5605 or by writing to Fig at 599 Third St., Suite 211, San Francisco, CA 94107. No offer to sell any securities, and no solicitation of an offer to buy any securities, is being made in any jurisdiction in which such offer, sale or solicitation would not be permitted by applicable law.

With regard to any information contained herein regarding a potential securities offering by Fig Publishing, Inc. pursuant to the Regulation A exemption from the registration requirements of the U.S. Securities Act, including opportunities to "reserve" shares as indications of interest in the potential offering, please note (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the offering statement for the potential offering is qualified by the U.S. Securities and Exchange Commission, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) any indication of interest is non-binding and involves no obligation or commitment of any kind. Future filings of Preliminary Offering Circulars, and other filings by the company, may also be obtained on the SEC's EDGAR website.

Copyright © 2017 Fig, All rights reserved.

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Announcing Phoenix Point
From the creator of X-COM - Julian Gollop!

The creator of X-COM Julian Gollop and his team Snapshot Games have posted details for their new game Phoenix Point on Fig!



Phoenix Point is a spiritual successor to X-COM: UFO Defense in which players must manage an elite unit of scientists, engineers, and soldiers to fend off the alien Pandoravirus and deal with other human factions across the planet. The human population has been decimated in the year 2057. Survivors gather in isolated havens spread throughout the world. A few factions control most of the havens and resources, but they have radically contrasting ideologies and guard deep secrets.

Phoenix Point brings many advances to the genre - procedurally generated enemies that mutate in response to your tactics, epic boss battles, gargantuan landwalkers, a V.A.T.S.-style targeting, and more!

Click Here to Check Out Phoenix Point

Fig shared exclusive early access to Phoenix Point with a select group last week, driving contributions for over $85,000 before the campaign went live on the site. If you're interested in joining Fig's First Look Club make sure to select the extra at checkout.



Fig Subscriber Discount:

We're sharing coupons with all our Fig newsletter users who have backed a previous campaign.

Click here to receive a $5 credit towards any Phoenix Point reward level over $25! You can redeem this code for yourself or share it with a friend, but choose wisely - it's a one time code, so once claimed it's gone!

Interested in how Fig works?

We've created a new video which walks you through the process from game funding to game release!



Here's how investing at Fig works!

Wasteland 3 - Open for Investment!

You can now invest in Wasteland 3 Game Shares, for opportunities to get returns on the game's sales


WASTELAND 3
TIME TO CONQUER THE COLD

performance when it releases! In case you missed it, Brian Fargo announced that Wasteland 3 will be his last game before retirement.

Slacker Backer online!

Missed the Campaign? You can still participate in a few reward bundles for the following games:


SLACKER BACKER AVAILABLE
Kingdoms and Castles
By Lion Shield


SLACKER BACKER AVAILABLE
Pillars of Eternity II: Dead..
By Obsidian Entertainment


SLACKER BACKER AVAILABLE
Make Sail
By Popcannibal


SLACKER BACKER AVAILABLE
Solo
By Team Gotham





SLACKER BACKER AVAILABLE
Little Bug
By Buddy System

SLACKER BACKER AVAILABLE
Solstice Chronicles: MIA
By Ironward

Stay Connected with Fig

Follow Fig on Twitter and Facebook and subscribe to our YouTube channel, so you can be sure to catch all the freshest most interesting content and updates as they roll out!



The information contained herein is not investment advice and does not constitute a recommendation to buy or sell any security or that any transaction is suitable for any specific purposes or any specific person and is provided for information purposes only. Each investor should always carefully consider investments in any security and be comfortable with his/her understanding of the investment, including through consultation with investment and tax professionals.

IMPORTANT MESSAGE: An offering statement relating to Fig Publishing, Inc.'s Fig Game Shares – Wasteland 3 has been filed with the U.S. Securities and Exchange Commission and has been qualified. Prior to any investment in Fig Game Shares – Wasteland 3, you should review a copy of the offering circular included in such offering statement by clicking on the following link: https://www.sec.gov/Archives/edgar/data/1658966/000121390017002522/f253g2031717_figpublishing.htm , or by requesting a copy by phone at 415-689-5605 or by writing to Fig at 599 Third St., Suite 211, San Francisco, CA 94107. No offer to sell any securities, and no solicitation of an offer to buy any securities, is being made in any jurisdiction in which such offer, sale or solicitation would not be permitted by applicable law.

With regard to any information contained herein regarding a potential securities offering by Fig Publishing, Inc. pursuant to the Regulation A exemption from the registration requirements of the U.S. Securities Act, including opportunities to "reserve" shares as indications of interest in the potential offering, please note (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the offering statement for the potential offering is qualified by the U.S. Securities and Exchange Commission, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) any indication of interest is non-binding and involves no obligation or commitment of any kind. Future filings of Preliminary Offering Circulars, and other filings by the company, may also be obtained on the SEC's EDGAR website.